Exhibit 99.4

October 17, 2011

TSX Venture Exchange

We refer to the listing application of NorthIsle Copper and Gold Inc. (the company) dated

October 17, 2011.

We consent to being named in and to the use in the above-mentioned listing application of our report dated October 14, 2011 to the directors of the company on the following financial statements:

•      consolidated balance sheet as at September 30, 2011;

•      consolidated statement of loss and comprehensive loss for the period from August 3, 2011 (incorporation) to September 30, 2011.

We report that we have read the listing application and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, eac h member firm of which is a separate legal entity.

CONSENT OF AUTHOR

October 17, 2011

TO:     British Columbia Securities Commission

Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission

Autorité des marches financiers Manitoba Securities Commission Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities

Northwest Territories Securities Registry
TSX Venture Exchange

NorthIsle Copper and Gold Inc. Dear Sirs/Mesdames:

RE:      NorthIsle Copper and Gold Inc. (the "Company")

This letter pertains to the technical report entitled "2011 Technical Report on the Island Copper Property, Vancouver Island, British Columbia" dated October 17, 2011 and prepared for the Company (the "Technical Report").

I hereby consent to being named in the listing application dated October 17, 2011 of the Company (the "Listing Application").  I further consent to the use and public filing of the Technical Report and to the filing of same with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public (including the SEDAR web page).   I further consent to the Company making reference to and summarizing or taking extracts from the Technical Report in the Listing Application and in any document that may be required of the Company pursuant to applicable securities laws or stock exchange policies pertaining to continuous and timely disclosure.

I confirm that I have read the Listing Application and I confirm that the disclosure in the Listing Application fairly and accurately represents the information in the Technical Report that supports the disclosure in the Listing Application.  I further confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Listing Application that are: (i) derived from the Technical Report, or (ii) within my knowledge as a result of the services performed by me in connection with the Technical Report.

I also consent to the submission of the Technical Report to the applicable securities regulatory authorities and the TSX Venture Exchange.

Yours truly,

(signed) "Arnd Burgert"
Arnd Burgert, P. Geo
Arnd Burgert Consulting, Ltd.

CONSENT OF AUTHOR

October 17, 2011

TO:     British Columbia Securities Commission

Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission

Autorité des marches financiers Manitoba Securities Commission Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities

Northwest Territories Securities Registry
TSX Venture Exchange

NorthIsle Copper and Gold Inc. Dear Sirs/Mesdames:

RE:      NorthIsle Copper and Gold Inc. (the "Company")

This letter pertains to the technical report entitled "2011 Technical Report on the Island Copper Property, Vancouver Island, British Columbia" dated October 17, 2011 and prepared for the Company (the "Technical Report").

I hereby consent to being named in the listing application dated October 17, 2011 of the Company (the "Listing Application").  I further consent to the use and public filing of the Technical Report and to the filing of same with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public (including the SEDAR web page).   I further consent to the Company making reference to and summarizing or taking extracts from the Technical Report in the Listing Application and in any document that may be required of the Company pursuant to applicable securities laws or stock exchange policies pertaining to continuous and timely disclosure.

I confirm that I have read the Listing Application and I confirm that the disclosure in the Listing Application fairly and accurately represents the information in the Technical Report that supports the disclosure in the Listing Application.  I further confirm that I have no reason to believe that there are any misrepresentations in the information contained in the Listing Application that are: (i) derived from the Technical Report or (ii) within my knowledge as a result of the services performed by me in connection with the Technical Report.

I also consent to the submission of the Technical Report to the applicable securities regulatory authorities and the TSX Venture Exchange.

Yours truly,

(signed) "Jacques Houle"
Jacques Houle, P. Eng.
Jacques House, P.Eng. Mineral Exploration Consulting